UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ROTONICS MANUFACTURING, INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

778903-10-4

(CUSIP Number)

Sherman McKinniss

17022 South Figueroa Street

Gardena, California  90248

(310) 538-4932

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 778903-10-4
Pursuant to Rule 13d-2 (e), please see below the latest Schedule 13D filed with the Securities and Exchange Commission in paper format on September 25, 1995

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Sherman McKinniss & Carol McKinniss	I.D. No. ###-##-#### I.D. No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ Inapplicable
	(b)	☐ Inapplicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Inapplicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,278,721 shares

	8.	Shared Voting Power no shares

	9.	Sole Dispositive Power 5,278,721 shares

	10.	Shared Dispositive Power no shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,278,721 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Inapplicable

13.	Percent of Class Represented by Amount in Row (11) 37.3%

14.	Type of Reporting Person (See Instructions) EP as to 252,000 shares and IN as to 5,026,721 shares

Item 1.	Security and Issuer

Common Stock ($.01 Par Value) (“Common Stock”) issued by Rotonics Manufacturing Inc., formerly known as Koala Technologies Corporation, a Delaware corporation (“Rotonics” or "RMI"), located at 17022 South Figueroa Street, Gardena, California  90248.

Item 2.	Identity and Background
(a) Sherman McKinniss and Carol McKinniss (collectively “McKinniss” herein).
(b) 17022 South Figueroa Street, Gardena, California 90248.
(c) Sherman McKinniss is the President and Chief Executive Officer of Rotonics.
(d) No.
(e) No.
(f) United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

Reference is hereby made to (a) the original Schedule 13D dated August 22, 1991 and filed during August 1991 with the Securities and Exchange Commission (the “SEC”), (b) the Amended Schedule 13D dated September 8, 1993 and filed with the SEC during September 1993, and (c) the Second Amended Schedule 13D dated September 28, 1994 and filed with the SEC during September 1994 (the “Second Amended Schedule 13D”) for all of McKinniss’ transactions in Common Stock through September 28, 1994 except the following transaction:  During 1991 McKinniss through his IRA Account exercised the warrants to purchase an additional 500,000 shares of RMI pre-split Common Stock at $.10 per share cash or a total of $50,000. As stated on page 2 of the Second Amended Schedule 13D, as of September 28, 1994 McKinniss owned and controlled 4,099,246 shares of Common stock after giving affect to the one for three reverse stock split which was effective during December 1992. As of September 28, 1994, McKinniss also owned and controlled 2,158,950 shares of Series A Preferred Stock (the “Preferred Stock”) of RMI which was not then and is not now publicly traded, has not been registered under Section 12 of the Act and is not convertible into shares of RMI Common Stock.

Effective July 19, 1995, McKinniss acquired 100,000 shares of Common Stock for $1.25 per share or a total of $125,000 cash which McKinniss paid to an existing shareholder for all of such shares.

Pursuant to resolutions approved by the Board of Directors of RMI at a regular meeting held on September 7, 1995 and September 8, 1995, effective September 25, 1995 McKinniss exchanged and converted his remaining 2,158,950 shares of Preferred Stock of RMI for 1,079,475 shares of Common Stock of RMI based upon an agreed exchange of two shares of Preferred Stock for each newly issued one share of Common Stock.  No cash was paid or received in such transaction by either McKinniss or RMI.

Item 4.	Purpose of Transaction
McKinniss acquired the foregoing shares of Common Stock for investment purposes only. The responses to the balance of Item 4 are as follows:

(a)           Prior to July 1, 1991, the former shareholders of Rotonics Molding, Inc.-Chicago, a California corporation (“Rotonics”), included McKinniss, L. John Polite, Jr. (“Polite”), Linn and Mary Sue Derickson (collectively “Derickson”), C. E. Treadway and Pate Snively (“Snively”) (collectively the “Rotonics Shareholders”).  Effective July 1, 1991, the Rotonics Shareholders informally agreed that each of the other Rotonics Shareholders had and has a right of first refusal with respect to the proposed sale or any block of shares of RMI Common Stock acquired by such Rotonics Shareholder as a result of the August 1991 merger of Rotonics into RMI. Effective July 19, 1995, pursuant to the informal verbal agreement, McKinniss purchased the 100,000 shares of Common Stock from Snively for $125,000 which is identified and described in Item 3 above. At that time, RMI also purchased 125,013 shares of RMI Common Stock from Snively for $1.25 per share or a total of $156,266.25 cash. The informal verbal agreement between the Rotonics Shareholders is still in effect and could influence future sales of a block of Common Stock by any of the Rotonics Shareholders.

(b)           Effective September 25, 1995, the Rotonics Shareholders including McKinniss (but excluding Polite and Snively) as the holders of all 2,749,768 shares of Preferred Stock then outstanding including the 2,158,950 shares of Preferred stock owned by McKinniss and identified in Item 3 above agreed to and did exchange all 2,749,768 shares of Preferred Stock for 1,374,864 shares of common stock. No cash was paid or received by any party.

(c) Inapplicable.
(d) Inapplicable.
(a) RMI will no longer be required to pay 9% dividends on the Preferred Stock because all of the Preferred Stock has now been redeemed and retired.
(f) Inapplicable.
(g) Inapplicable.
(h) Inapplicable.
(i) Inapplicable.
(j) Inapplicable.
Item 5.	Interest in Securities of the Issuer

(a)           Based upon the best information available to McKinniss, as of September 25, 1995, Rotonics had 14,155,402 shares of Common Stock issued and outstanding.  The 5,278,721 shares of Common Stock owned by McKinniss now represents approximately 37.3 percent of the shares of Common Stock of Rotonics issued and outstanding.  All of the shares of Common Stock issued to McKinniss are owned beneficially and of record by McKinniss, but for the 252,000 shares of Common Stock owned by McKinniss IRA Account.

(b) McKinniss has sole voting power on all of the shares of Common Stock owned.

(c)           The only transaction by McKinniss in Common Stock during the past 60 days is the acquisition of the 1,079,475 shares of Common Stock on September 25, 1995 which is described in Items 3 and 4(b) above.

(d) Inapplicable.
(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

McKinniss refers to and incorporates herein by reference the informal verbal agreement among the Rotonics Shareholders which is a identified in Item 4(a) above and which informal verbal agreement is still in full force and affect.

Item 7.	Material to Be Filed as Exhibits

McKinniss hereby refers to and incorporates herein by reference (a) the RMI Registration Statement filed in 1991 and all subsequent Registration Statements, (b) all Exhibits to each of such Registration Statements, (c) all FORM 8-K current reports filed since August 12, 1991, (d) all RMI FORM 10-Q Quarterly Reports filed since August 12, 1991, and (e) all FORM 10-K Annual Reports filed since August 12, 1991 for all further information concerning this SCHEDULE 13D.

Please see below the amended filing:

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Sherman McKinniss	I.D. No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Inapplicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,368,721

	8.	Shared Voting Power 1,020,437

	9.	Sole Dispositive Power 5,368,721

	10.	Shared Dispositive Power 1,020,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,158

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	Linn Derickson	I.D. No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,020,437

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,020,437

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,437

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.51%

14.	Type of Reporting Person (See Instructions) IN

This statement on Schedule 13D (the “Statement”) is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission.

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the common stock, $0.01 par value (the “Common Stock”), of Rotonics Manufacturing, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 17022 South Figueroa Street, Gardena, California  90248.

Item 2.	Identity and Background
This Statement is filed on behalf of the following two persons, who are collectively referred to as the “Filing Parties”:
(a) Sherman McKinniss and Linn Derickson.
(b) Mr. McKinniss’ address is 17022 South Figueroa Street, Gardena, California 90248. Mr. Derickson’s address is 1950 East McKinley, Mishawaka, Indiana 46545.
(c) Sherman McKinniss is the President, Chief Executive Officer and Chairman of the Board of Rotonics Manufacturing Inc. Linn Derickson is owner and president of Custom Plastics.
(d) Criminal Proceedings
During the last five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Civil Securities Law Proceedings

During the last five years, none of the Filing Parties has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship
United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock beneficially held by Sherman McKinniss were paid for using personal funds, except for 90,000 shares of Common Stock purchased in September 1998 through Mr. McKinniss IRA account.

All of the shares of Common Stock beneficially held by Linn Derickson were paid for using personal funds.
Item 4.	Purpose of Transaction
The Filing Parties presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer

(a)-(b)     The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose		Number of Shares: Shared Power to Vote or Dispose		Approximate Percentage*
Sherman McKinniss	6,389,158	5,368,721	(1)	1,020,437		53.3%

Linn Derickson	1,020,437	0		1,020,437	(2)	8.51%

* Based on 11,986,691 shares of Common Stock, no par value, outstanding as of March 31, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004.

(1) Consisting of: 5,368,721 shares of Common Stock held by Mr. McKinniss jointly with his spouse.
(2) Consisting of: 1,020,437 shares of Common Stock held by Mr. Derickson jointly with his spouse.
(c) During the past 60 days, the Filing Parties effected no transaction in shares of Common Stock.
(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 16, 2004, the Filing Parties entered into an oral agreement with respect to their joint obligations to report beneficial ownership of shares of Common Stock of the Issuer “as a group” on Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2004	By:	/s/ Sherman McKinniss
Sherman McKinniss

	By:	/s/ Linn Derickson
Linn Derickson